SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

12 August 2004

The Royal Bank of Scotland Group plc
42 St Andrew Square
Edinburgh EH2 2YE
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-100661) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

THE ROYAL BANK OF SCOTLAND GROUP plc

RESULTS SUMMARY

	First half 2004 £m	First half 2003 £m	Increase		Full year 2003 £m
			£m	%

Total income	10,940	9,080	1,860	20	19,229

Operating expenses	5,085	4,606	479	10	9,381

Operating profit before provisions	4,132	3,638	494	14	7,653

Profit before tax	3,381	2,896	485	17	6,159

Cost:income ratio	46.5%	50.7%			48.8%

Basic earnings per ordinary share	69.9p	60.0p	9.9p	17	79.0p

Dividends per ordinary share	16.8p	14.6p	2.2p	15	50.3p

THE ROYAL BANK OF SCOTLAND GROUP plc

2004 FIRST HALF HIGHLIGHTS

•       Income up 20% to £10,940 million.

•       Underlying margin stable and in line with expectations.

•       Further efficiency gains - cost:income ratio 46.5%, improved from 50.7% in 2003.

•       Profit before tax up 17% to £3,381 million.

•       Customer growth in all divisions.

•       Average loans and advances to customers up 15%.

•       Average customer deposits up 8%.

•       Credit quality remains strong and problem loan metrics continue to improve.

•       Basic earnings per ordinary share up 17%.

•       Interim dividend 16.8p per ordinary share, up 15%.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE'S REVIEW

Our results for the first half of 2004 demonstrate continuing strong organic growth and the positive impact of recent acquisitions. By delivering strong income growth, a further improvement in our cost:income ratio and stable provisions for bad debts, we increased our profit before tax by 17% to £3,381 million.

It is a positive reflection of the ongoing commitment of our employees that we maintained the momentum of our income growth on top of the substantial increase already delivered since the acquisition of NatWest, and achieved a further improvement in efficiency beyond the very competitive position already established, while managing successfully important acquisitions in a number of divisions. These acquisitions have already strengthened the market position of these divisions and are enhancing their ability to continue to grow their income in future.

In the first half of 2004 we increased our total income by 20%, or 23% on a constant exchange rate basis. All divisions achieved good income growth, reflecting increased customer numbers across the Group, although the results of our US businesses reported in sterling have been impacted by the decline of the US dollar relative to sterling.

The diversity of our income has contributed to the consistency of its growth over recent years. In the first half of 2004, the proportion of total income in the form of non-interest income increased to 60% - a level higher than that achieved by most large banks in the UK and internationally. Furthermore, the composition of our net interest income and non-interest income is well spread. This diversity means that our future income growth is not unduly dependent on any single activity. In particular, the amount of our net interest income derived from UK personal lending amounts to only 9% of our total income.

Net interest income increased by 9%, reflecting strong growth in average loans and advances to customers, which were up by 15%, and in average customer deposits, up by 8%. The Group net interest margin was 2.92%, four basis points lower than in the first half of 2003. Several factors contributed to this small reduction in the Group net interest margin, including increased funding of rental assets, strong organic growth in mortgages, the successful launch of the MINT credit card which attracted significant balances with a 0% interest rate for nine months and the acquisition of First Active plc (‘First Active'), with its portfolio of low-risk mortgages. Against this, the Group net interest margin benefited from the growth in lending to commercial and mid-corporate customers and from the impact of rising interest rates. Non-interest income increased by 30%, as a result of both higher insurance premium income, reflecting organic growth in motor and home insurance and the acquisition in September 2003 of Churchill Insurance Group PLC ('Churchill'), and good growth in fees and commissions.

Our Group cost:income ratio improved from 50.7% in the first half of 2003 to 46.5% in the first half of 2004. This improvement has been achieved despite two areas of increased investment activity. First, as indicated previously, we have continued to invest in the three-year Group Efficiency Programme which was launched last year. A number of initiatives have been introduced in the first half of 2004 and others will follow in the second half. These initiatives will make significant improvements to our processes, which will be visible to our employees and our customers. To date, the Group Efficiency Programme has been self-financing. We remain confident that it will now begin to deliver good payback on the investment made, and will lead to a long term improvement in the Group cost:income ratio. Secondly, CBFM has been investing to enhance its debt capital market capability overseas, particularly in the US. In the first half of 2004, the Group cost:income ratio benefited from the acquisition of Churchill.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE'S REVIEW (continued)

The charge for provisions for bad and doubtful debts in the first half of 2004 was similar to the second half of 2003, and represented a smaller proportion of total loans and advances to customers. Credit metrics continue to point to stable credit quality overall, with improvements in some areas. The total of risk elements in lending and potential problem loans continues to decline, despite the strong growth in loans and advances. Balance sheet provisions as a percentage of risk elements in lending and potential problem loans have increased from 65% in June 2003 to 68% in December 2003 and 71% in June 2004.

At 30 June 2004 our tier 1 capital ratio was 8.1% and our total capital ratio was 12.5%; both ratios have been increased by the placing of new ordinary shares in May, when the acquisition of Charter One Financial, Inc (‘Charter One') was announced.

REVIEW OF DIVISIONS

Corporate Banking and Financial Markets (CBFM) increased its income by 12% and its contribution by 17% to £2,041 million (2003 - £1,739 million). At constant exchange rates, CBFM's income was up by 14% and its contribution by 20%.

Net interest income was up by 7% (or by 10%, excluding the cost of funding rental assets), non-interest income by 14%. The increase in net interest income reflects 7% growth in average loans and advances to customers and 7% growth in average customer deposits. Within loans and advances CBFM achieved good growth in lending to commercial and mid-corporate customers, while lending to large corporates remained subdued. Net interest margin was higher, as a result of the change in mix between corporate and commercial lending. The growth in non-interest income reflects increases in net fees and commissions, dealing profits and income from rental assets.

CBFM's expenses were up by 15% (or by 14%, excluding operating lease depreciation). This increase included costs necessary to support strong growth in overseas operations and investments in revenue-growth initiatives, particularly in the US. Provisions were down from £404 million in the first half of 2003 to £315 million in the first half of 2004.

Retail Banking increased its income by 8% and its contribution by 6% to £1,642 million (2003 - £1,554 million).

Net interest income was up by 5%, non-interest income by 12%. The increase in net interest income reflects 15% growth in average loans and advances to customers, within which mortgages were up by 18%, personal loans by 12% and business loans by 11%. Average customer deposits were up by 8%. The mix effect of the increased proportion of mortgages resulted in a reduction in Retail Banking's net interest margin. The increase in non-interest income reflects good growth in the distribution of general insurance and bancassurance and other long-term savings products. The number of Retail Banking personal customers increased by 459,000, and small business customers by 26,000, since June 2003.

Against the 8% growth in income, the increase in Retail Banking's costs was contained to 5%. Provisions were up from £135 million in the first half of 2003 to £186 million in the first half of 2004, reflecting the seasoning of the NatWest personal loan portfolio which had grown strongly in previous years, together with a higher incidence of fraud.

Retail Direct increased its income by 15% and its contribution by 17% to £480 million (2003 - £411 million). Higher interest income reflected 21% growth in average loans and advances to customers, spread across credit cards, mortgages and personal loans. The new MINT branded credit card was launched successfully in December 2003 to replace RBS Advanta. By the end of June, MINT had issued 560,000 credit cards and had attracted significant balances with a 0% introductory interest rate for nine months, leading to a reduction in Retail Direct's net interest margin in the first half of 2004. Retail Direct increased its customer accounts by 3.1 million since June 2003 (including through acquisitions). Retail Direct acquired the US credit card business of People's Bank in March 2004 and the leading European internet payment specialist Bibit in May 2004. Since the end of June, Retail Direct has reached agreement to acquire Lynk Systems, Inc., a merchant acquisition business in the United States.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE'S REVIEW (continued)

Manufacturing's costs increased by 17% to £1,122 million (2003 - £962 million). Of the £160 million increase, £50 million reflects manufacturing activities transferred from Churchill with effect from January 2004 to Manufacturing, which is now supporting both Direct Line and Churchill. The balance of the increase in costs was required to support higher business volumes, to upgrade the Group's regional property portfolio and to invest in Group Efficiency Programme initiatives which are expected to improve the Group's efficiency in future. A number of initiatives were introduced in the first half of 2004, including a sales prompt system on screens in NatWest branches and in RBS and NatWest telephony, enhanced fraud prevention and the conversion of branch reports from paper to screen. Further initiatives planned for the second half of 2004 include the roll-out of image and workflow capability to service centres, the introduction of a new mortgage platform (replacing seven separate mortgage platforms across the Group) and the introduction of an on-line customer query management system.

Wealth Management increased its income by 14% and its contribution by 13% to £231 million (2003 - £204 million). These results reflect good growth in business volumes, higher net interest margin, higher fee income related to improving stock markets and the initial contribution from Bank von Ernst, which was acquired in November 2003. Investment assets under management increased to £21.9 billion (2003 - £16.8 billion).

RBS Insurance increased its income by 89% and its contribution by 55% to £395 million (2003 - £255 million). As a result of organic growth in Direct Line and the acquisition of Churchill, RBS Insurance increased the numbers of its in-force motor and home insurance policies which both grew by 3.5 million since June 2003. RBS Insurance now has 13.2 million motor and home policies in the UK and 1.5 million motor policies in Continental Europe, and is the second largest general insurer in the UK. The first stages of the technology conversion from Churchill's to Direct Line's technology platform have been completed successfully. Excluding Churchill, which was acquired in September 2003, RBS Insurance increased its income by 17% and its contribution by 13%.

Ulster Bank increased its income by 25% and its contribution by 30% to £170 million (2003 - £131 million). As a result of organic growth in Ulster Bank and the acquisition of First Active, which was completed on 5 January 2004, average loans and advances grew by 67% and average customer deposits by 37%, while customers increased by 431,000 since June 2003. Direct mortgages branded First Active were launched in the UK in June. The inclusion of First Active, with its focus on personal mortgages and deposits, and strong organic growth in mortgage lending gave rise to a reduction in Ulster Bank's net interest margin. Excluding the acquisition of First Active and the disposal of NCB Stockbrokers in October 2003, Ulster Bank increased its income by 9% and its contribution by 12%.

Citizens contribution was affected by the weakening of the US dollar relative to Sterling and at £423 million was down £2 million. Citizens increased its US dollar income by 11% and its contribution by 13% to $771 million (2003 - $685 million). Average loans and advances to customers grew by 32% and average customer deposits by 19%, while personal customers increased by 262,000 and business customers by 34,000 since June 2003. Between the first half of 2003 and the first half of 2004, the average US dollar/sterling exchange rate declined from 1.611 to 1.822. As a result, Citizens' income in sterling was down by 2% and its contribution was flat at £423 million (2003 - £425 million). In May 2004, Citizens announced the acquisition of Charter One, subject to regulatory and shareholder approvals. The acquisition will extend its branch network into adjacent north-eastern and mid-western states. The combination of Citizens and Charter One will create a top ten bank in the United States, by assets and by deposits.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE'S REVIEW (continued)

Acquisitions

In the first half of 2004 we completed the acquisitions of First Active in Ireland, Roxborough Manayunk Bank and the credit card business of People's Bank in the United States and the internet payment specialist Bibit in Continental Europe. The integrations of these acquisitions, and the various acquisitions made last year, are fully on track, and we remain confident that they will deliver the benefits expected at the time of their acquisitions. In May, we announced the acquisition of Charter One, which is expected to be completed by the fourth quarter of 2004. In addition to these acquisitions, we have reached agreement to distribute credit cards to the customers of Kroger, one of the largest supermarket groups in the United States, and to distribute consumer loan products to the customers of Tchibo, a leading retailer in Germany. Since the end of June, we have reached agreement to acquire Lynk Systems, Inc., a merchant acquisition business in the United States.

Sir Fred Goodwin
Group Chief Executive

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW

Profit

Profit before tax was up 17%, from £2,896 million to £3,381 million.

Total income

The Group achieved strong growth in income during the first half of 2004. Total income was up 20% or £1,860 million to £10,940 million. Excluding acquisitions and at constant exchange rates, total income was up by 11%, £1,022 million.

Net interest income increased by 9% to £4,378 million and represents 40% of total income (2003 - 44%). Excluding acquisitions and at constant exchange rates, net interest income was up 8%. Average loans and advances to customers and average customer deposits grew by 15% and 8% respectively.

Non-interest income increased by 30% to £6,562 million and represents 60% of total income (2003 - 56%). Excluding acquisitions and at constant exchange rates, non-interest income was up 14%. Fees receivable were up 14% with good growth in lending, transmission and card related fees reflecting higher volumes. General insurance premium income more than doubled, reflecting volume growth in both motor and home insurance products, and the acquisition of Churchill in September 2003. In Financial Markets, volumes increased reflecting growth in customer-driven products such as interest rate protection, mortgage securitisation and foreign exchange. Income from rental assets grew by 22% to £618 million, reflecting growth in both the operating lease and investment property portfolios.

Net interest margin

The Group's net interest margin at 2.92% was in line with expectations. Excluding the acquisition of First Active, the Group's net interest margin was 2.94% down from 2.96% in 2003, principally as a result of the increased levels of mortgage business and the funding cost of growth in rental assets, the income from which is included in other income.

Operating expenses

Operating expenses rose by 10% to £5,085 million in support of strong growth in business volumes together with investment expenditure relating to efficiency enhancement and business development initiatives. Within operating expenses, integration costs relating to Churchill and Citizens acquisitions were £57 million compared with £182 million in 2003, a large proportion of which relates to the integration of NatWest.

Cost:income ratio

As income growth has exceeded the growth in expenses, the Group's ratio of operating expenses to total income improved further to 46.5% from 50.7% .

Net insurance claims

General insurance claims, after reinsurance, increased by 106% to £1,723 million. Excluding Churchill, the increase was 21%, consistent with volume growth in the component parts of RBS Insurance.

Provisions

The profit and loss charge for bad and doubtful debts and amounts written off fixed asset investments was £751 million compared with £742 million in the first half of 2003. This reflects an improving trend overall, with the annualised charge for bad and doubtful debts in 2004 representing 0.49% of gross loans and advances to customers compared with 0.59% for the first half of 2003.

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW (continued)

Credit quality

There has been no material change during the first half of 2004 in the distribution by grade of the Group's total risk assets.

The ratio of risk elements in lending to gross loans and advances to customers improved to 1.76% at 30 June 2004 (31 December 2003 – 2.01%; 30 June 2003 – 2.01%) .

Risk elements in lending and potential problem loans represented 1.92% of gross loans and advances to customers at 30 June 2004 (31 December 2003 – 2.24%; 30 June 2003 – 2.40%) .

Provision coverage of risk elements in lending and potential problem loans improved to 71% at 30 June 2004 (31 December 2003 – 68%; 30 June 2003 – 65%).

Earnings and dividends

Basic earnings per ordinary share increased by 17%, from 60.0p to 69.9p.

An interim dividend of 16.8p per ordinary share, an increase of 15%, will be paid on 8 October 2004 to shareholders registered on 13 August 2004. The interim dividend is covered 4.0 times by earnings attributable to ordinary shareholders.

Balance sheet

Total assets were £519 billion at 30 June 2004, 14% higher than total assets of £455 billion at 31 December 2003.

Lending to customers, excluding repurchase agreements and stock borrowing ("reverse repos"), increased in the first half of 2004 by 12% or £27 billion to £255 billion. Customer deposits, excluding repurchase agreements and stock lending ("repos"), grew in the first half of 2004 by 5% or £11 billion to £221 billion. Compared with 30 June 2003, average loans and advances to customers increased by 15%, £30 billion, and average customer deposits were up 8%, £15 billion.

Capital ratios at 30 June 2004 were 8.1% (tier 1) and 12.5% (total), against 7.4% (tier 1) and 11.8% (total) at 31 December 2003.

Profitability

The after-tax return on ordinary equity was 15.7% compared with 14.3% for the first half of 2003. This is based on profit attributable to ordinary shareholders and average ordinary equity.

Acquisitions

The Group made a number of acquisitions during the first half of 2004. These included:

In January 2004, Ulster Bank completed the acquisition of First Active plc, for a cash consideration of €887 million.

In March 2004, RBS completed the purchase of the credit card portfolio of People's Bank in the US.

In May 2004, Citizens announced the acquisition of Charter One Financial, Inc. for a cash consideration of approximately US$10.5 billion. This transaction is subject to regulatory and Charter One shareholder approval and is expected to be completed by the fourth quarter of 2004.

In August 2004, the Group agreed to acquire Lynk Systems Inc., a merchant acquiring business in the United States for a total consideration of $525 million. The transaction is subject to regulatory approvals and is expected to be completed in the third quarter of 2004.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE HALF YEAR ENDED 30 JUNE 2004 (unaudited)

In the consolidated profit and loss account set out below, goodwill amortisation and integration costs are included in the captions prescribed by the Companies Act 1985.

	First half 2004	First half 2003	Full year 2003 (Audited)
	£m	£m	£m

Net interest income	4,378	4,025	8,301

Non-interest income (excluding general insurance)	4,146	3,878	7,805
General insurance net premium income	2,416	1,177	3,123

Non-interest income	6,562	5,055	10,928

Total income	10,940	9,080	19,229

Administrative expenses	4,163	3,784	7,699
Depreciation and amortisation
- tangible fixed assets	509	449	919
- goodwill	413	373	763

Operating expenses*	5,085	4,606	9,381

Profit before other operating charges	5,855	4,474	9,848
General insurance net claims	1,723	836	2,195

Operating profit before provisions	4,132	3,638	7,653
Provisions	751	742	1,494

Profit on ordinary activities before tax	3,381	2,896	6,159
Tax on profit on ordinary activities	1,048	927	1,910

Profit on ordinary activities after tax	2,333	1,969	4,249
Minority interests (including non-equity)	111	87	210

Profit after minority interests	2,222	1,882	4,039
Preference dividends	116	137	261

	2,106	1,745	3,778
Additional Value Shares dividend	-	-	1,463

Profit attributable to ordinary shareholders	2,106	1,745	2,315
Ordinary dividends	529	431	1,490

Retained profit	1,577	1,314	825

Basic earnings per ordinary share (Note 4)	69.9p	60.0p	79.0p

Diluted earnings per ordinary share (Note 4)	69.5p	59.5p	78.4p

* Integration costs included in operating expenses comprise:
	£m	£m	£m

Administrative expenses	55	181	229
Depreciation	2	1	-

	57	182	229

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVISIONAL PERFORMANCE

The contribution of each division before goodwill amortisation and integration costs and, where appropriate, Manufacturing costs is detailed below.

	First half 2004 £m	First half 2003 £m	Increase %	Full year 2003 £m

Corporate Banking and Financial Markets	2,041	1,739	17	3,620
Retail Banking*	1,642	1,554	6	3,170
Retail Direct*	480	411	17	881
Manufacturing*	(1,122)	(962)	(17)	(2,033)
Wealth Management*	231	204	13	402
RBS Insurance*	395	255	55	609
Ulster Bank	170	131	30	273
Citizens	423	425	-	857
Central items	(409)	(306)	(34)	(628)

Profit before goodwill amortisation and integration costs	3,851	3,451	12	7,151
Goodwill amortisation	(413)	(373)		(763)
Integration costs	(57)	(182)		(229)

Profit before tax	3,381	2,896	17	6,159

*prior periods have been restated to reflect the transfer in 2004 of certain activities from Wealth Management to Retail Banking and from other divisions, principally RBS Insurance, to Manufacturing (see page 55).

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE BANKING AND FINANCIAL MARKETS

	First half 2004 £m	First half 2003 £m	Full year 2003 £m

Net interest income excluding funding cost of rental assets	1,425	1,297	2,653
Funding cost of rental assets	(197)	(151)	(329)

Net interest income	1,228	1,146	2,324

Fees and commissions receivable	808	704	1,537
Fees and commissions payable	(137)	(101)	(220)
Dealing profits (before associated direct costs)	1,005	913	1,661
Income on rental assets	618	507	1,088
Other operating income	160	125	307

Non-interest income	2,454	2,148	4,373

Total income	3,682	3,294	6,697

Direct expenses
- staff costs	813	710	1,410
- other	210	189	394
- operating lease depreciation	303	252	518

	1,326	1,151	2,322

Contribution before provisions	2,356	2,143	4,375
Provisions	315	404	755

Contribution	2,041	1,739	3,620

	£bn	£bn	£bn

Total assets**	251.0	234.4	219.0
Loans and advances to customers – gross**
- banking book	106.4	98.1	99.3
- trading book	6.5	5.9	5.0
Rental assets	10.8	7.7	10.1
Customer deposits**	71.3	67.6	68.6
Weighted risk assets – banking	150.0	139.9	140.0
Weighted risk assets – trading	13.6	13.2	12.6

** excluding reverse repos and repos

Corporate Banking and Financial Markets ("CBFM") is the largest provider of banking services and structured financing to medium and large businesses in the UK with a growing presence for debt financing and risk management solutions to large businesses in Europe and North America. It supplies an integrated range of products and services to mid-sized and large corporate and institutional customers in the UK and overseas, including corporate and commercial banking, treasury and capital markets products, structured and acquisition finance, trade finance, leasing and factoring. Treasury and capital markets products are offered through Financial Markets, which is a leading provider of debt, foreign exchange and derivatives products.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE BANKING AND FINANCIAL MARKETS (continued)

Contribution increased compared with the first half of 2003 by 17% or £302 million to £2,041 million reflecting growth in all business areas.

Total income was up 12% or £388 million to £3,682 million. Strong growth in all locations was partially masked by the effect of stronger sterling on the translation of income from businesses in Europe and North America. At constant exchange rates, income rose by 14% and contribution was up by 20%.

Net interest income, excluding the cost of funding rental assets, increased 10% or £128 million to £1,425 million. In the banking businesses, average loans and advances to customers increased by 7% or £6.6 billion to £99.6 billion and average customer deposits increased by 7% or £4.4 billion to £64.1 billion. Net interest margin improved due to strong growth in our UK small and medium sized relationships.

Despite subdued demand from the large corporate sector, fees receivable rose by £104 million, 15% to £808 million with growth driven by lending, structured finance and capital markets activities. Fees payable including brokerage were up £36 million to £137 million due to greater volumes in the trading and structuring businesses.

Dealing profits, which is income before associated direct costs from our role in servicing customer demand for interest and currency rate protection and asset-backed securitisation, rose by 10% to £1,005 million. Favourable customer activity resulting from the movements in the major world currencies assisted the growth in the currency rate protection business. In addition, increased diversification in customer dealing revenues in the US compensated for lower market volumes for residential mortgage re-financing than in the same period in 2003.

The asset rental business, comprising operating lease assets and investment properties continued to grow strongly. Average rental assets increased to £10.6 billion and net income after deducting funding costs and operating lease depreciation increased by 13%, £14 million to £118 million.

Other operating income also grew strongly, up £35 million, 28% to £160 million.

Direct expenses increased by 15% or £175 million to £1,326 million. Excluding operating lease depreciation, operating expenses were up 14%, £124 million. This was mainly due to the mix effect of faster growth in businesses with inherently higher cost income ratios, such as Capital Markets and our overseas businesses together with the impact of investment spend in new revenue initiatives in the US. Revenue in our UK franchise continued to grow at a rate faster than costs.

The charge for provisions for bad debts and amounts written off fixed asset investments amounted to £315 million, a decrease of 22%, £89 million compared with the first half of 2003. The reduction reflects a continuing improvement in corporate credit quality and economic environment.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL BANKING

	First half 2004 £m	First half 2003* £m	Full year 2003* £m

Net interest income	1,514	1,437	2,959
Non-interest income	817	731	1,514

Total income	2,331	2,168	4,473

Direct expenses
- staff costs	403	381	793
- other	100	98	237

	503	479	1,030

Contribution before provisions	1,828	1,689	3,443
Provisions	186	135	273

Contribution	1,642	1,554	3,170

	£bn	£bn	£bn

Total banking assets	70.2	60.0	63.9
Loans and advances to customers – gross
- mortgages	41.2	33.6	36.6
- other	26.9	24.2	25.2
Customer deposits	68.9	64.2	66.5
Weighted risk assets	47.6	41.2	42.9

*prior periods have been restated to reflect the transfer in 2004 of certain activities from Wealth Management.

Retail Banking comprises both The Royal Bank of Scotland and NatWest retail brands. It offers a full range of banking products and related financial services to the personal, premium and small business markets through a network of branches, telephone, ATMs and the internet.

The division continued to achieve strong volume growth across all key product areas - current accounts, mortgages, loans and savings. Income increased by 8% or £163 million to £2,331 million, and contribution by 6% or £88 million to £1,642 million.

Net interest income rose by 5% or £77 million to £1,514 million, reflecting the continued growth in customer advances and the strong growth in mortgage lending which is lower risk and finer margin. Average loans to customers, excluding mortgages, grew by 11% or £2.5 billion to £25.7 billion. Average mortgage lending grew by 18% or £6.0 billion to £38.6 billion. Average customer deposits increased by 8% or £4.9 billion to £64.6 billion. A change in the mix with a higher bias towards mortgage lending led to a reduction in net interest margin. The number of personal customers increased by 459,000 and small business customers by 26,000 since June 2003.

Non-interest income rose by 12% or £86 million to £817 million. This reflected solid growth in general insurance commission income and higher investment business income, including bancassurance.

Direct expenses increased by 5% or £24 million to £503 million. Staff expenses increased 6% or £22 million to £403 million partly due to investment in additional customer facing staff. Other expenses increased by 2% or £2 million to £100 million reflecting tight cost management.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL BANKING (continued)

The charge for provisions for bad and doubtful debts increased by £51 million to £186 million. The increased charge reflects growth in lending over recent years particularly in NatWest since its acquisition, together with a higher incidence of fraud, which has resulted in some deterioration in recovery rates.

The overall quality of the loan portfolio, by probability of default gradings, is in line with expectations.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL DIRECT

	First half 2004 £m	First half 2003* £m	Full year 2003* £m

Net interest income	453	400	849
Non-interest income	544	468	986

Total income	997	868	1,835

Direct expenses
- staff costs	120	101	211
- other	225	209	446

	345	310	657

Contribution before provisions	652	558	1,178
Provisions	172	147	297

Contribution	480	411	881

	£bn	£bn	£bn

Total assets	25.9	20.3	21.9
Loans and advances to customers - gross
- mortgages	8.8	7.6	8.2
- other	16.4	12.9	13.8
Customer deposits	4.4	4.5	4.4
Weighted risk assets	20.4	15.3	16.8

*prior periods have been restated to reflect the transfer in 2004 of certain activities to Manufacturing.

Retail Direct issues a comprehensive range of credit, charge and debit cards to personal and corporate customers and engages in merchant acquisition and processing facilities for retail businesses. It also includes: Tesco Personal Finance (“TPF”), The One account, Direct Line Financial Services, Lombard Direct, WorldPay Limited, the Group’s internet banking platform, the Primeline brand, and the consumer lending business in Continental Europe, all of them offering products to customers through direct channels. In March 2004, RBS completed the purchase of the credit card portfolio from People’s Bank in the US and, in May 2004, completed the acquisition of Bibit, the international internet payment specialist.

Contribution increased by 17% or £69 million to £480 million.

Total income was up 15% or £129 million to £997 million, reflecting continued strong growth in cards, supermarket banking (TPF), mortgages and personal loans. Net interest income was up 13% or £53 million to £453 million. Average lending rose by 21% to £23.4 billion, of which average mortgage lending was 18% higher at £8.5 billion mainly in The One account. Average customer deposits were £4.3 billion. The new MINT branded credit card was launched successfully in December 2003 to replace RBS Advanta. By the end of June, MINT had issued 560,000 credit cards and had attracted significant balances with a 0% introductory interest rate for nine months, leading to a reduction in Retail Direct’s net interest margin in the first half of 2004. During the twelve months to 30 June 2004, the total number of customer accounts increased by 3.1 million, of which 1.9 million was in the first half of 2004.

Non-interest income was up 16% or £76 million to £544 million. Increased volumes led to good growth in fee income generally.

Direct expenses increased by 11% or £35 million to £345 million. Staff costs were up 19%, due to increased headcount to support higher business volumes and the impact of acquisitions. Other expenses increased by 8%, with increased processing and operational costs in support of significantly higher business levels.

The charge for provisions for bad debts increased by £25 million or 17% to £172 million, reflecting the growth in lending volumes and the acquisition of the credit card portfolio from People’s Bank. Credit metrics across the portfolio remain stable.

THE ROYAL BANK OF SCOTLAND GROUP plc

MANUFACTURING

	First half 2004 £m	First half 2003* £m	Full year 2003* £m

Staff costs	377	293	644
Other costs	745	669	1,389

Total manufacturing costs	1,122	962	2,033

Analysis:
Group Technology	391	319	686
Group Purchasing and Property Operations	403	352	718
Customer Support and other operations	328	291	629

Total manufacturing costs	1,122	962	2,033

*prior periods have been restated to reflect the transfer in 2004 of certain activities from RBS Insurance. These increased costs by £78 million in the first half of 2004; £37 million in the first half of 2003 and £109 million for the full year 2003.

Manufacturing supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services.

Manufacturing drives optimum efficiencies and supports income growth across multiple brands and channels by using a single scalable platform and common processes wherever possible. It also leverages the Group’s purchasing power and has become the centre of excellence for managing large scale and complex change.

The expenditure incurred by Manufacturing relates to shared costs principally in respect of the Group's UK banking and insurance operations. These costs reflect activities which are shared between the various customer-facing divisions and consequently cannot be directly attributed to individual divisions. Instead, the Group monitors and controls each of its customer-facing divisions on revenue generation and direct costs whilst in Manufacturing such control is exercised through appropriate efficiency measures and targets.

Manufacturing's costs increased by £160 million, 17% to £1,122 million.

Of the £160 million increase, £50 million reflects technology and property operations transferred from Churchill with effect from January 2004 to Manufacturing, which is now supporting both Direct Line and Churchill. The balance of the increase in costs was required to support higher business volumes, to upgrade the Group’s regional property portfolio and to invest in Group Efficiency Programme initiatives which are expected to improve the Group's efficiency in future. A number of initiatives were introduced in the first half of 2004, including a sales prompt system on screens in NatWest branches and in RBS and NatWest telephony, enhanced fraud prevention and the conversion of branch reports from paper to screen. Further initiatives planned for the second half of 2004 include the roll-out of image and workflow capability to service centres, the introduction of a new mortgage platform which will replace seven separate mortgage platforms across the Group and the introduction of an on-line customer query management system.

THE ROYAL BANK OF SCOTLAND GROUP plc

WEALTH MANAGEMENT

	First half 2004 £m	First half 2003* £m	Full year 2003* £m

Net interest income	243	221	457
Non-interest income	210	176	352

Total income	453	397	809

Expenses
- staff costs	141	131	259
- other	79	65	139

	220	196	398

Contribution before provisions	233	201	411
Provisions	(2)	3	(9)

Contribution	231	204	402

	£bn	£bn	£bn

Total assets	14.4	14.0	15.2
Investment management assets – excluding deposits	21.9	16.8	22.3
Customer deposits	30.7	29.5	29.1
Weighted risk assets	8.8	8.7	9.1

*prior periods have been restated to reflect the transfer in 2004 of certain activities to Retail Banking and Manufacturing. This includes £5 billion of investment assets managed by the Affluent Banking business.

Wealth Management comprises Coutts Group, Adam & Company, The Royal Bank of Scotland International, and NatWest Offshore. The Miami based private banking operations of Coutts Group were sold to Santander Central Hispano in July 2003, and in November 2003, Coutts Group completed the acquisition of Bank von Ernst.

Contribution at £231 million was £27 million or 13% higher than 2003.

Total income increased by 14% or £56 million to £453 million.

Net interest income increased by 10% or £22 million to £243 million. The increase is largely due to growth in lending volumes and the benefit of higher interest rates on deposit income together with the initial contribution from Bank von Ernst, which was acquired in November 2003.

Non-interest income increased by 19% or £34 million to £210 million, reflecting higher fee income as a result of the improvement in equity markets.

Investment management assets increased by £5.1 billion or 30% to £21.9 billion.

Expenses were up by 12% or £24 million to £220 million, reflecting inflation related increases together with the impact of the acquisition of Bank von Ernst.

The charge for provisions for bad and doubtful debts was £2 million compared with a net release of provisions of £3 million in the first half of 2003.

THE ROYAL BANK OF SCOTLAND GROUP plc

RBS INSURANCE

	First half 2004 £m	First half 2003* £m	Full year 2003* £m

Earned premiums	2,631	1,387	3,627
Reinsurers' share	(215)	(210)	(504)

Insurance premium income	2,416	1,177	3,123
Net fees and commissions	(210)	(7)	(161)
Other income	213	111	283

Total income	2,419	1,281	3,245

Expenses
- staff costs	152	90	222
- other	149	100	219

	301	190	441

Gross claims	1,827	1,002	2,644
Reinsurers' share	(104)	(166)	(449)

Net claims	1,723	836	2,195

Contribution	395	255	609

In-force policies (000)
- motor: UK	8,109	4,861	8,086
- motor: Continental Europe	1,538	1,308	1,425
- home: UK	5,125	1,647	5,154

Gross insurance reserves – total (£m)	7,024	3,323	6,582

*prior periods have been restated to reflect the transfer in 2004 of certain activities to Manufacturing and to recognise a reclassification of income from net fees and commissions to insurance premium income.

RBS Insurance comprising Direct Line Group and Churchill Insurance Group, which was acquired in September 2003, sells and underwrites retail, commercial and wholesale insurance on the telephone, the internet, and through brokers and intermediaries. The Retail Divisions of Direct Line and Churchill sell general insurance and motor breakdown services direct to the customer. The Partnership Division is a leading wholesale provider of insurance and motoring related services. Through its International Division, Direct Line sells insurance in Spain, Germany and Italy. The Intermediary and Broker Division sells general insurance products through its network of brokers and intermediaries.

Contribution was boosted by the acquisition of Churchill and increased by 55% or £140 million to £395 million.

Total income was up 89% or £1,138 million to £2,419 million. Excluding Churchill, total income grew by 17%.

After reinsurance, insurance premium income was up 105% or £1,239 million to £2,416 million. Excluding Churchill, insurance premium income (net of reinsurance) grew by 18%. At 30 June 2004, the number of UK in-force motor insurance policies was 8.1 million, the number of UK in-force home insurance policies was 5.1 million and the number of in-force motor policies in Continental Europe was 1.5 million.

THE ROYAL BANK OF SCOTLAND GROUP plc

RBS INSURANCE (continued)

Other income net of commissions payable was down from £104 million to £3 million. Excluding Churchill, which included £180 million commissions payable to brokers and intermediaries, other income was up 7% due to higher investment income.

Expenses increased by 58% or £111 million to £301 million. Excluding Churchill, expenses increased by 4%.

Net claims, after reinsurance, increased by 106% or £887 million to £1,723 million. Excluding Churchill, net claims increased by 21%, consistent with volume growth in the component parts and reflect a slight change in the mix of products.

The UK combined operating ratio, which includes manufacturing costs, was 92.7% compared with 91.2% for the full year 2003. Excluding Churchill, the UK ratio improved from 89.1% for the first half of 2003 to 89.0%.

THE ROYAL BANK OF SCOTLAND GROUP plc

ULSTER BANK

	First half 2004 £m	First half 2003 £m	Full year 2003 £m

Net interest income	256	190	396
Non-interest income	95	91	185

Total income	351	281	581

Expenses
- staff costs	95	79	164
- other	68	53	112

	163	132	276

Contribution before provisions	188	149	305
Provisions	18	18	32

Contribution	170	131	273

	£bn	£bn	£bn

Total assets	22.8	14.2	15.6
Loans and advances to customers - gross
- mortgages	6.6	2.2	2.8
- other	11.1	8.2	8.8
Customer deposits	11.9	9.0	9.7
Weighted risk assets	15.7	10.3	11.0

Average exchange rate - €/£	1.485	1.460	1.445
Spot exchange rate - €/£	1.490	1.437	1.416

Ulster Bank provides a comprehensive range of retail and wholesale financial services in Northern Ireland and the Republic of Ireland. Retail Banking has a network of branches throughout Ireland and operates in the personal, commercial and wealth management sectors. Corporate Banking and Financial Markets provides a wide range of services in the corporate and institutional markets. In January 2004, Ulster Bank completed the acquisition of First Active plc.

Contribution increased by 30% or £39 million to £170 million.

Total income increased by 25% or £70 million to £351 million reflecting strong volume growth, particularly in residential mortgages. Adjusting for First Active and the disposal in October 2003 of NCB Stockbrokers ('NCB'), income increased by 9%. The number of customers increased since June 2003 by 431,000, of which 376,000 relate to First Active.

Net interest income rose by 35% or £66 million to £256 million, reflecting strong growth in both average customer lending and deposits. Excluding First Active and NCB, net interest income increased by 9%. Overall net interest margin declined reflecting organic growth in mortgage loans together with the acquisition of First Active which has a preponderance of mortgage lending.

Non-interest income increased by £4 million to £95 million. Strong growth in lending fees and sales of treasury products was partially offset by reduced brokerage fees following the disposal of NCB.

Expenses increased by 23% or £31 million to £163 million. This reflected the annual pay award, additional costs to support the growth in business and the acquisition of First Active.

The charge for provisions for bad debts including First Active, was unchanged at £18 million reflecting improved asset quality.

THE ROYAL BANK OF SCOTLAND GROUP plc

CITIZENS

	First half 2004 £m	First half 2003 £m	Full year 2003 £m

Net interest income	645	638	1,310
Non-interest income	244	271	514

Total income	889	909	1,824

Expenses
- staff costs	242	254	505
- other	184	186	374

	426	440	879

Contribution before provisions	463	469	945
Provisions	40	44	88

Contribution	423	425	857

	$bn	$bn	$bn

Total assets	79.5	68.2	76.8
Loans and advances to customers – gross	47.4	37.5	43.5
Customer deposits	66.4	57.5	62.8
Weighted risk assets	52.6	44.1	50.8

Average exchange rate - US$/£	1.822	1.611	1.635
Spot exchange rate - US$/£	1.814	1.650	1.786

Citizens is engaged in retail and corporate banking activities through its branch network in the states of Rhode Island, Connecticut, Massachusetts, New Hampshire, Pennsylvania, Delaware and New Jersey. Citizens was ranked eleventh largest commercial banking organisation in the US based on deposits as at 31 March 2004. In January 2004, Citizens completed the acquisition of Thistle Group Holdings, Co. the holding company of Roxborough Manayunk Bank which was converted to Citizens’ systems in February 2004. In May 2004, Citizens announced the acquisition of Charter One Financial, Inc. This transaction is subject to regulatory and Charter One shareholder approval and is expected to be completed by the fourth quarter of 2004.

Contribution was affected by the weakening of the US dollar relative to sterling and at £423 million was down £2 million. In US dollar terms, contribution increased by 13% or $86 million to $771 million.

Total income was up 11% or $155 million to $1,620 million. Since June 2003, Citizens increased its personal customer base by 262,000 accounts and its business customers by 34,000 due to growth through both traditional and supermarket branches, and the acquisitions of Port Financial, Community Bancorp and Roxborough Manayunk Bank.

Net interest income increased by 14% or $147 million to $1,176 million, reflecting strong organic growth in personal loans and deposits. Excluding the acquisitions, average loans were up 28% or $9.6 billion and average deposits were up 15% or $8.3 billion. The benefit from higher volumes more than offset the impact of lower interest rates on margins.

Non-interest income rose by 2% or $8 million to $444 million, reflecting growth in customer fees and a lower level of securities gains than in 2003.

THE ROYAL BANK OF SCOTLAND GROUP plc

CITIZENS (continued)

Expenses increased by 9% or $67 million to $776 million, to support higher business volumes, a branch automation programme, and the expansion of traditional and supermarket banking in Mid Atlantic and New England.

Provisions were up $2 million from $71 million to $73 million. Credit quality metrics remain strong.

THE ROYAL BANK OF SCOTLAND GROUP plc

CENTRAL ITEMS

	First half 2004 £m	First half 2003 £m	Full year 2003 £m

Funding costs	122	85	215
Departmental and corporate costs	287	221	413

Total Central items	409	306	628

The Centre comprises group and corporate functions, such as capital raising, finance and human resources, which manage capital requirements and provide services to the operating divisions.

Total Central items increased by £103 million to £409 million.

Funding costs at £122 million, were up 44% or £37 million reflecting the funding of the various acquisitions undertaken by the Group since June 2003.

Central departmental costs and other corporate items at £287 million were £66 million or 30% higher than the first half of 2003. This is principally due to the centralisation of certain functions, higher pension costs and expenditure on Group-wide projects such as International Accounting Standards and Basel II.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE BALANCE SHEET

	First half 2004			First half 2003

	Average balance £m	Interest £m	Rate %	Average balance £m	Interest £m	Rate %

Assets
Treasury and other eligible bills
UK	620	11	3.55	1,656	27	3.26
Overseas	63	1	3.17	-	-	-
Loans and advances to banks
UK	13,870	255	3.68	13,212	230	3.48
Overseas	9,617	107	2.23	9,406	107	2.28
Loans and advances to customers
UK	181,086	5,187	5.73	166,743	4,671	5.60
Overseas	56,105	1,332	4.75	40,023	1,020	5.10
Debt securities
UK	21,152	373	3.53	22,683	382	3.37
Overseas	17,352	362	4.17	18,160	413	4.55

Interest-earning assets - banking business
Interest-earning assets - UK	216,728	5,826	5.38	204,294	5,310	5.20
Interest-earning assets - Overseas	83,137	1,802	4.34	67,589	1,540	4.56

	299,865	7,628	5.09	271,883	6,850	5.04

Interest-earning assets - trading business	116,605			91,946

Total interest-earning assets	416,470			363,829
Non-interest-earning assets	68,672			67,300

Total assets	485,142			431,129

Percentage of assets applicable to Overseas operations	31.9%			32.0%

Liabilities
Deposits by banks
UK	33,253	455	2.74	26,515	338	2.55
Overseas	13,628	146	2.14	9,819	110	2.24
Customer accounts
UK	139,263	1,726	2.48	130,902	1,513	2.31
Overseas	45,604	360	1.58	40,953	366	1.79
Debt securities in issue
UK	34,054	519	3.05	29,034	495	3.41
Overseas	11,474	88	1.53	9,674	64	1.32
Loan capital
UK	16,834	302	3.59	14,435	228	3.16
Overseas	164	5	6.10	156	8	10.26
Internal funding of trading business	(30,993)	(351)	2.27	(22,218)	(297)	2.67

Interest-bearing liabilities - banking business
Interest-bearing liabilities - UK	193,325	2,661	2.75	180,767	2,292	2.54
Interest-bearing liabilities - Overseas	69,956	589	1.68	58,503	533	1.82

	263,281	3,250	2.47	239,270	2,825	2.36

Interest-bearing liabilities - trading business	114,402			88,778

Total interest-bearing liabilities	377,683			328,048
Non-interest-bearing liabilities
- demand deposits	26,060			24,130
- other liabilities	51,660			51,326
Shareholders’ funds	29,739			27,625

Total liabilities	485,142			431,129

Percentage of liabilities applicable to Overseas operations	30.3%			31.1%

The analysis between UK and Overseas has been compiled on the basis of location of office. Interest receivable and interest payable on trading assets and liabilities are included in dealing profits.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE INTEREST RATES, YIELDS, SPREADS AND MARGINS

Average rate		First half 2004%	First half 2003%

The Group's base rate		4.06	3.80

London inter-bank three month offered rates:
Sterling		4.37	3.72
Eurodollar		1.21	1.29
Euro		2.07	2.52

Yields, spreads and margins of the banking business:
Gross yield		5.09	5.04
Group		5.38	5.20
UK		4.34	4.56
Overseas

Interest spread
Group		2.62	2.68
UK		2.63	2.66
Overseas		2.66	2.74

Net interest margin
Group		2.92	2.96
UK		2.92	2.95
Overseas		2.92	2.98

	First half 2004%	First half 2003%	Full year 2003%

Gross yield on interest-earning assets of banking business	5.09	5.04	5.00
Cost of interest-bearing liabilities of banking business	(2.47)	(2.36)	(2.32)

Interest spread of banking business	2.62	2.68	2.68
Benefit from interest-free funds	0.30	0.28	0.29

Net interest margin of banking business	2.92	2.96	2.97

Group

The net interest margin decreased from 2.96% to 2.92%. The interest spread declined 6 basis points from 2.68% to 2.62% principally reflecting a change in mix towards relatively lower margin mortgage business including the acquisition of First Active. This was partially offset by an increase in the benefit from interest-free funds, 2 basis points higher, reflecting both increased volumes, up £4 billion, and movements in interest rates.

UK

Interest spread decreased by 3 basis points to 2.63% reflecting growth in the mortgage business partly offset by improvements in corporate lending margins. The benefit from interest-free funds was unchanged with a small decline in volumes compensated by movements in interest rates.

Overseas

The continued tightening of asset spreads in the US, together with the growth in mortgage business following the acquisition of First Active, has resulted in an 8 basis point reduction in spread to 2.66%. This was partially offset by an increase in the benefit from interest-free funds, with higher volumes more than offsetting the effect of lower US dollar and Euro interest rates.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONSOLIDATED BALANCE SHEET
AT 30 JUNE 2004 (unaudited)

	30 June 2004	31 December 2003	30 June 2003
		(Audited)
	£m	£m	£m
Assets
Cash and balances at central banks	3,140	3,822	3,268
Items in the course of collection from other banks	3,149	2,501	3,729
Treasury bills and other eligible bills	6,902	4,846	7,047
Loans and advances to banks	60,152	51,891	44,923
Loans and advances to customers	290,154	252,531	248,726
Debt securities	89,813	79,949	73,328
Equity shares	2,315	2,300	2,150
Interests in associated undertakings	122	106	91
Intangible fixed assets	13,589	13,131	12,514
Tangible fixed assets	14,866	13,927	11,638
Settlement balances	10,288	2,857	15,169
Other assets	14,997	18,436	19,026
Prepayments and accrued income	6,060	5,421	4,074

	515,547	451,718	445,683
Long-term assurance assets attributable to policyholders	3,531	3,557	3,462

Total assets	519,078	455,275	449,145

Liabilities
Deposits by banks	84,120	67,323	62,039
Items in the course of transmission to other banks	996	958	1,367
Customer accounts	253,949	236,963	225,697
Debt securities in issue	51,721	41,016	40,156
Settlement balances and short positions	38,058	21,369	36,749
Other liabilities	17,301	20,584	22,343
Accruals and deferred income	13,945	13,173	8,399
Provisions for liabilities and charges	2,532	2,522	2,202
Subordinated liabilities	17,832	16,998	15,696
Minority interests
- equity	27	(11)	(23)
- non-equity	2,658	2,724	2,444
Shareholders' funds
- equity	29,541	25,176	25,496
- non-equity	2,867	2,923	3,118

	515,547	451,718	445,683
Long-term assurance liabilities attributable to policyholders	3,531	3,557	3,462

Total liabilities	519,078	455,275	449,145

Memorandum items
Contingent liabilities and commitments	173,316	154,557	138,933

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONSOLIDATED BALANCE SHEET

Total assets of £519.1 billion at 30 June 2004 were up £63.8 billion, 14%, compared with 31 December 2003, reflecting business growth and acquisitions.

Treasury bills and other eligible bills increased by £2.1 billion, 42%, to £6.9 billion, reflecting trading activity.

Loans and advances to banks rose £8.3 billion, 16%, to £60.2 billion. Bank placings were up £5.1 billion, 20% to £30.5 billion, and reverse repurchase agreements and stock borrowing ("reverse repos"), were up £3.1 billion, 12%, to £29.7 billion.

Loans and advances to customers were up £37.6 billion, 15%, to £290.2 billion. Within this, reverse repos increased by 45%, £10.8 billion to £34.9 billion. Excluding reverse repos, lending increased by £26.8 billion, 12% to £255.3 billion reflecting organic growth across all divisions and £5.4 billion arising from acquisitions, principally First Active, £4.1 billion, and the People’s Bank credit card business, £1.0 billion. Compared with 30 June 2003, loans and advances to customers were up £41.4 billion, 17%; excluding acquisitions, the growth was £34.5 billion, 14%.

Debt securities increased by £9.9 billion, 12%, to £89.8 billion, principally due to increased holdings in Financial Markets and the acquisition of First Active. This was partially offset by a reduction in Wealth Management's investment portfolio of investment grade asset-backed securities.

Intangible fixed assets increased by £0.5 billion, 3% to £13.6 billion. Goodwill arising on the acquisitions made during the first half of 2004 amounted to £0.9 billion. This was partially offset by goodwill amortisation, £0.4 billion and the adverse effect of exchange rate movements, £0.1 billion.

Tangible fixed assets were up £0.9 billion, 7% to £14.9 billion, reflecting growth in operating lease assets, up £0.8 billion, 12% to £7.1 billion.

Settlement balances increased by £7.4 billion to £10.3 billion as a result of increased levels of customer activity.

Other assets declined by £3.4 billion, 19% to £15.0 billion, mainly due to a decrease in the mark-to-market value of trading derivatives.

Deposits by banks increased by £16.8 billion, 25% to £84.1 billion to fund business growth, with repurchase agreements and stock lending ("repos") up £6.0 billion, 22%, to £33.1 billion and inter-bank deposits up £10.8 billion, 27% to £51.0 billion.

Customer accounts were up £17.0 billion, 7% at £253.9 billion. Within this, repos were up £6.3 billion, 23% to £33.3 billion. Excluding repos, deposits rose by £10.7 billion, 5%, to £220.6 billion with growth in CBFM, £2.7 billion, Retail Banking, £2.4 billion, Wealth Management, £1.6 billion, Citizens, £1.7 billion and Ulster Bank £2.5 billion, including First Active. In $ terms, Citizens grew US$4.0 billion, 7%, including US$0.6 billion related to acquisitions. Customer accounts were up £28.3 billion, 13% compared with 30 June 2003; excluding acquisitions the increase was £23.9 billion, 11%.

Debt securities in issue increased by £10.7 billion, 26%, to £51.7 billion primarily to meet the Group's funding requirements.

The increase in settlement balances and short positions reflected growth in customer activity.

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONSOLIDATED BALANCE SHEET (continued)

Other liabilities declined by £3.3 billion, 16% to £17.3 billion, mainly due to a decrease in the mark-to-market value of trading derivatives.

Subordinated liabilities were up £0.8 billion, 5% to £17.8 billion. This reflected the issue of £0.7 billion (US$1,250 million) US$ denominated dated loan capital, and £0.5 billion undated loan capital, together with £0.1 billion of dated and undated loan capital arising from the acquisition of First Active. This was partially offset by the redemption of dated loan capital, £0.2 billion (US$250 million and £40 million) and the effect of exchange rate movements, £0.3 billion.

Shareholders’ funds increased by £4.3 billion, 15% to £32.4 billion including £2.6 billion from the placing of 165 million ordinary shares in connection with the proposed acquisition of Charter One. The remainder reflects retentions of £1.6 billion and the issue of £0.2 billion of ordinary shares in respect of scrip dividends and the exercise of share options which were partly offset by the adverse effect of exchange rate movements on share premium account, £0.1 billion.

THE ROYAL BANK OF SCOTLAND GROUP plc

STATEMENT OF CONSOLIDATED TOTAL RECOGNISED GAINS AND LOSSES
FOR THE HALF YEAR ENDED 30 JUNE 2004 (unaudited)

	First half 2004	First half 2003	Full year 2003
			(Audited)
	£m	£m	£m

Profit attributable to ordinary shareholders	2,106	1,745	2,315
Currency translation adjustments and other movements	(30)	47	43
Revaluation of premises	-	-	(69)

Total recognised gains in the period	2,076	1,792	2,289

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS’ FUNDS
FOR THE HALF YEAR ENDED 30 JUNE 2004 (unaudited)

	First half 2004	First half 2003	Full year 2003
			(Audited)
	£m	£m	£m

Profit attributable to ordinary shareholders	2,106	1,745	2,315
Ordinary dividends	(529)	(431)	(1,490)

Retained profit for the period	1,577	1,314	825
Issue of ordinary shares	2,829	555	775
Redemption of preference shares	-	(364)	(364)
Own shares held in relation to employee share schemes	(7)	-	-
Goodwill previously written off to reserves	-	40	40
Other recognised gains and losses	(30)	47	(26)
Currency translation adjustment on share premium account	(60)	(30)	(203)

Net increase in shareholders’ funds	4,309	1,562	1,047
Opening shareholders’ funds	28,099	27,052	27,052

Closing shareholders’ funds	32,408	28,614	28,099

THE ROYAL BANK OF SCOTLAND GROUP plc

CONSOLIDATED CASH FLOW STATEMENT
FOR THE HALF YEAR ENDED 30 JUNE 2004 (unaudited)

	First half 2004	First half 2003	Full year 2003
			(Audited)
	£m	£m	£m

Net cash inflow from operating activities (note 10)	3,689	14,428	19,708

Dividends received from associated undertakings	8	1	9

Returns on investments and servicing of finance
Preference dividends paid	(136)	(140)	(269)
Additional Value Shares dividend paid	-	-	(1,463)
Dividends paid to minority shareholders in subsidiary undertakings	(72)	(60)	(130)
Interest paid on subordinated liabilities	(340)	(322)	(557)

Net cash outflow from returns on investments and servicing of
finance	(548)	(522)	(2,419)

Taxation
UK tax paid	(212)	(359)	(933)
Overseas tax paid	(237)	(233)	(521)

Net cash outflow from taxation	(449)	(592)	(1,454)

Capital expenditure and financial investment
Purchase of investment securities	(22,068)	(24,343)	(44,861)
Sale and maturity of investment securities	22,485	20,775	41,805
Purchase of tangible fixed assets	(2,330)	(1,533)	(5,017)
Sale of tangible fixed assets	853	395	1,108

Net cash outflow from capital expenditure and financial investment	(1,060)	(4,706)	(6,965)

Acquisitions and disposals
Purchases of businesses and subsidiary
undertakings (net of cash acquired)	(2,098)	(318)	(1,748)
Investment in associated undertakings	(25)	(3)	(2)
Sale of subsidiary and associated
undertakings (net of cash sold)	3	105	179

Net cash outflow from acquisitions and disposals	(2,120)	(216)	(1,571)

Ordinary equity dividends paid	(999)	(396)	(772)

Net cash (outflow)/inflow before financing	(1,479)	7,997	6,536

Financing
Proceeds from issue of ordinary share capital	2,769	9	184
Proceeds from issue of trust preferred securities	-	512	883
Redemption of preference share capital	-	(364)	(364)
Issue of subordinated liabilities	1,193	1,731	3,817
Repayment of subordinated liabilities	(174)	(40)	(336)
(Decrease)/increase in minority interests	(1)	19	(56)

Net cash inflow from financing	3,787	1,867	4,128

Increase in cash	2,308	9,864	10,664

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES

1. Accounting policies

There have been no changes to the Group’s principal accounting policies as set out on pages 87 to 90 of the annual report on Form 20-F for the year ended 31 December 2003 (the “2003 Form 20-F”).

2. Provisions for bad and doubtful debts

Operating profit is stated after charging provisions for bad and doubtful debts of £719 million (30 June 2003 - £746 million) and amounts written off fixed asset investments of £32 million (30 June 2003 - recovery of £4 million). The balance sheet provisions for bad and doubtful debts increased in the six months to 30 June 2004 from £3,929 million to £4,038 million, and the movements thereon were:

	Specific £m	General £m	First half 2004 £m	First half 2003 £m

At 1 January	3,363	566	3,929	3,927
Currency translation and other adjustments	29	(71)	(42)	(6)
Acquisitions	72	28	100	10
Amounts written off	(712)	-	(712)	(740)
Recoveries of amounts previously written off	44	-	44	34
Charge to profit and loss account	691	28	719	746

At 30 June	3,487	551	4,038	3,971

The provision at 30 June 2004 includes provision against loans and advances to banks of £6 million (31 December 2003 - £7 million; 30 June 2003 - £7 million).

3. Taxation

The charge for taxation is based on a UK corporation tax rate of 30% and comprises:

	First half 2004 £m	First half 2003 £m	Full year 2003 £m

Tax on profit before goodwill amortisation and integration costs	1,081	1,001	2,012
Tax relief on goodwill amortisation and integration costs	(33)	(74)	(102)

	1,048	927	1,910

The actual tax charge differs from the expected tax charge computed by applying the standard UK corporation tax rate of 30% as follows:

	First half 2004 £m	First half 2003 £m	Full year 2003 £m

Expected tax charge	1,014	869	1,848
Goodwill amortisation	109	95	203
Non-deductible items	27	3	106
Non-taxable items	(8)	(34)	(111)
Other	(14)	(1)	(24)
Adjustments in respect of prior periods	(80)	(5)	(112)

Actual tax charge	1,048	927	1,910

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

4. Earnings per share

Earnings per share have been calculated based on the following:

	First half 2004 £m	First half 2003 £m	Full year 2003 £m
Earnings
Profit attributable to ordinary shareholders	2,106	1,745	2,315

	Number of shares – millions
Weighted average number of ordinary shares
In issue during the period	3,013	2,908	2,931
Effect of dilutive share options and convertible
non-equity shares	18	26	22

Diluted weighted average number of ordinary shares
during the period	3,031	2,934	2,953

Basic earnings per share	69.9p	60.0p	79.0p

Diluted earnings per share	69.5p	59.5p	78.4p

5. Interim dividend

The directors have declared an interim dividend of 16.8p per ordinary share which will be paid on 8 October 2004 to shareholders registered on 13 August 2004. As an alternative to cash, a scrip dividend election is to be offered and shareholders will receive details of this by letter.

6. Analysis of repurchase agreements

	30 June 2004	31 December 2003	30 June 2003
	£m	£m	£m

Reverse repurchase agreements and stock borrowing
Loans and advances to banks	29,659	26,522	15,140
Loans and advances to customers	34,892	24,069	30,443

Repurchase agreements and stock lending
Deposits by banks	33,067	27,044	20,644
Customer accounts	33,343	27,021	19,595

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

7. Contingent liabilities and commitments

	30 June 2004 £m	31 December 2003 £m	30 June 2003 £m
Contingent liabilities
Acceptances and endorsements	349	595	2,268
Guarantees and assets pledged as collateral security	8,872	8,787	5,683
Other contingent liabilities	5,827	5,482	8,232

	15,048	14,864	16,183

Commitments
Documentary credits and other short-term
trade related transactions	618	605	244
Undrawn formal standby facilities, credit lines
and other commitments to lend	155,726	137,251	121,515
Other commitments	1,924	1,837	991

	158,268	139,693	122,750

Total contingent liabilities and commitments	173,316	154,557	138,933

8. Derivatives

Replacement cost of over-the-counter contracts (trading and non-trading)

The following table shows the gross replacement cost, which is the sum of the fair values, of all over-the-counter contracts with third parties (trading and non-trading) with positive value. This measure makes no allowance for netting arrangements.

	30 June 2004 £m	31 December 2003 £m	30 June 2003 £m

Exchange rate contracts	16,269	28,163	20,941
Interest rate contracts	48,686	54,974	76,548
Credit derivatives	185	272	335
Equity and commodity contracts	1,437	1,020	924

	66,577	84,429	98,748

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

8. Derivatives (continued)

Derivatives held for trading purposes

The table below shows the notional principal amounts of trading instruments entered into with third parties.

	30 June 2004 £bn	31 December 2003 £bn	30 June 2003 £bn

Exchange rate contracts	1,542.7	1,144.7	1,241.8
Interest rate contracts	6,441.7	5,307.8	5,046.6
Credit derivatives	32.3	28.5	25.6
Equity and commodity contracts	47.8	34.1	28.3

The table below shows the fair values (which, after netting, are the balance sheet values) of trading instruments entered into with third parties.

	30 June 2004		31 December 2003		30 June 2003
	Fair value		Fair value		Fair value
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m

Exchange rate contracts	16,219	17,066	28,102	29,564	20,905	22,392
Interest rate contracts	48,006	48,757	54,266	54,212	76,030	76,418
Credit derivatives	185	114	273	155	334	138
Equity and commodity contracts	1,315	917	924	720	867	599

	65,725	66,854	83,565	84,651	98,136	99,547
Netting	(55,319)	(55,319)	(69,478)	(69,478)	(83,374)	(83,374)

	10,406	11,535	14,087	15,173	14,762	16,173

Derivatives held for purposes other than trading

The Group uses derivatives to manage specific interest rate positions relating to assets and liabilities and to hedge foreign currency exposures. The Group establishes non-trading derivative positions with third parties and through intra-company and intra-Group transactions with the Group’s independent trading operations. The table below shows the notional principal amounts of the Group’s non-trading derivatives (third party and internal).

	30 June 2004 £bn	31 December 2003 £bn	30 June 2003 £bn

Exchange rate contracts	22.4	26.5	16.3
Interest rate contracts	158.6	135.1	126.1
Credit derivatives	1.2	1.0	1.5
Equity and commodity contracts	2.1	1.7	1.7

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

9. Analysis of consolidated shareholders’ funds

	First half 2004 £m	First half 2003 £m	Full year 2003 £m

Called-up share capital
At beginning of period	769	754	754
Shares issued during the period	44	10	15

At end of period	813	764	769

Share premium account
At beginning of period	8,175	7,608	7,608
Currency translation adjustments	(60)	(30)	(203)
Shares issued during the period	2,785	557	760
Other movements	4	6	10

At end of period	10,904	8,141	8,175

Merger reserve
At beginning of period	10,881	11,455	11,455
Transfer to profit and loss account	(287)	(287)	(574)

At end of period	10,594	11,168	10,881

Revaluation reserve
At beginning of period	7	80	80
Revaluation of premises	-	-	(69)
Transfer to profit and loss account	-	-	(4)

At end of period	7	80	7

Other reserves
At beginning of period	419	387	387
Transfer of increase in value of long-term assurance business	17	10	32

At end of period	436	397	419

Profit and loss account
At beginning of period	7,848	6,768	6,768
Currency translation adjustments and other movements	(34)	29	33
Retention for the period	1,577	1,314	825
Own shares held in relation to employee share schemes	(7)	-	-
Redemption of preference shares	-	(364)	(364)
Goodwill previously written off	-	40	40
Transfer from merger reserve	287	287	574
Transfer from revaluation reserve	-	-	4
Transfer of increase in value of long-term assurance business	(17)	(10)	(32)

At end of period	9,654	8,064	7,848

Closing shareholders’ funds	32,408	28,614	28,099

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

10. Analysis of net cash inflow from operating activities

	First half 2004 £m	First half 2003 £m	Full year 2003 £m

Net cash inflow from trading activities	4,674	3,920	9,028
Increase in loans and advances to banks and customers	(37,416)	(14,452)	(23,343)
Increase in deposits by banks and customers	28,754	11,677	26,857
Increase in securities	(9,322)	(2,901)	(9,871)
Increase in debt securities in issue	10,014	6,218	7,078
Increase in settlement balances and short positions	9,258	6,270	3,202
(Decrease)/increase in other assets and liabilities	(2,273)	3,696	6,757

Net cash inflow from operating activities	3,689	14,428	19,708

11. Litigation

In December 2003, members of the Group were joined as defendants in a number of legal actions in the United States following the collapse of Enron. Collectively the claims are, to a substantial degree, unquantified and in each case they are made against large numbers of defendants. The Group intends to defend these claims vigorously. The US Courts dealing with the main Enron actions have ordered that the Group join the non-binding, multi-party mediation which commenced in late 2003. Based on current knowledge including applicable defences and given the unquantified nature of these claims, the directors are unable at this stage to predict with certainty the eventual loss, if any, in these matters. In addition, pursuant to requests received from the US Securities and Exchange Commission and the US Department of Justice, the Group has been providing copies of Enron-related materials to these authorities and the Group continues to co-operate fully with them.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The directors of the company have reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with the Group’s legal advisers are satisfied that the outcome of these claims and proceedings will not have a material adverse effect on the Group’s consolidated net assets, results of operations or cash flows.

12. International Financial Reporting Standards

The Group’s 2005 interim and annual accounts will be prepared in accordance with International Reporting Financial Standards (IFRS). In the first half of 2004 IFRS implementation activities have included building IT solutions, revising processes and reporting structures, Group-wide IFRS training and analysis of new standards and amendments to existing standards. The Group remains on track to produce IFRS compliant accounts in 2005. A summary of the key differences between the Group’s current accounting policies and IFRS is included in the Group’s 2003 Form 20-F under “Accounting Developments”.

13. Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 ("the Act"). The statutory accounts for the year ended 31 December 2003 have been filed with the Registrar of Companies and have been reported on by the auditors under section 235 of the Act. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

THE ROYAL BANK OF SCOTLAND GROUP plc

ANALYSIS OF INCOME, EXPENSES AND PROVISIONS

	First half 2004 £m	First half 2003 £m	Full year 2003 £m
Non-interest income

Dividend income	31	30	58

Fees and commissions receivable	3,065	2,691	5,693
Fees and commissions payable - banking	(632)	(527)	(1,099)
Fees and commissions payable - insurance related	(208)	(27)	(238)

Net fees and commissions	2,225	2,137	4,356

Foreign exchange	295	267	540
Securities	501	486	798
Interest rate derivatives	252	232	455

Dealing profits	1,048	985	1,793

Income on rental assets	618	507	1,088
Embedded value profits	42	23	73
Other	182	196	437

Other operating income	842	726	1,598

Non-interest income (excluding general insurance premiums)	4,146	3,878	7,805
General insurance net premium income	2,416	1,177	3,123

Total non-interest income	6,562	5,055	10,928

Staff costs - wages, salaries and other staff costs	2,184	1,973	3,997
Staff costs - social security costs	152	131	248
Staff costs - pension costs	185	134	273
Premises and equipment	530	520	1,073
Other	1,112	1,026	2,108

Administrative expenses*	4,163	3,784	7,699

*Integration costs included in administrative expenses comprise:
Staff costs	35	112	125
Premises and equipment costs	3	31	31
Other administrative costs	17	38	73

	55	181	229

Provisions for bad and doubtful debts	719	746	1,461
Amounts written off fixed asset investments	32	(4)	33

Provisions	751	742	1,494

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY

Analysis of loans and advances to customers

The following table analyses loans and advances to customers (including reverse repurchase agreements and stock borrowing) by industry.

	30 June 2004 £m	31 December 2003 £m	30 June 2003 £m

Central and local government	2,378	2,100	1,714
Finance	52,549	38,936	43,018
Individuals - home	73,649	61,960	56,438
Individuals - other	39,580	35,027	32,657
Other commercial and industrial comprising:
Manufacturing	13,385	12,769	13,635
Construction	6,946	5,839	5,881
Service industries and business activities	50,800	50,772	51,419
Agriculture, forestry and fishing	3,091	3,081	3,387
Property	36,654	31,629	30,253
Finance leases and instalment credit	15,154	14,340	14,288

Loans and advances to customers – gross	294,186	256,453	252,690
Provisions for bad and doubtful debts	(4,032)	(3,922)	(3,964)

Total loans and advances to customers	290,154	252,531	248,726

Reverse repurchase agreements included in the analysis above:

Central and local government	1,389	1,079	358
Finance	33,464	22,883	30,085
Service industries and business activities	39	107	-

Total	34,892	24,069	30,443

Loans and advances to customers excluding
reverse repurchase agreements - net	255,262	228,462	218,283

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Cross border outstandings

The table below sets out the Group’s cross border outstandings in excess of 0.75% of Group total assets (including acceptances) of £519.4 billion (31 December 2003 - £455.9 billion; 30 June 2003 -£451.4 billion). None of these countries have experienced repayment difficulties which have required refinancing of outstanding debt.

	30 June 2004 £m	31 December 2003 £m	30 June 2003 £m

US	20,135	14,618	14,504
Germany	16,020	15,073	10,648
France	13,433	7,524	7,242
Netherlands	6,686	6,830	7,090
Cayman Islands	6,478	6,666	6,611
Japan	4,023	4,141	5,250
Belgium	3,918	*	*
Spain	*	3,421	3,997
Italy	*	*	3,978
Canada	*	*	3,426

* less than 0.75% of Group total assets (including acceptances).

Selected country exposures

The table below details exposures to countries that are sometimes considered as having a higher credit and foreign exchange risk.

	30 June 2004			31 December 2003			30 June 2003
	Bank	Non- bank	Total	Bank	Non- bank	Total	Bank	Non- bank	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Argentina	16	-	16	26	4	30	29	11	40
Brazil	29	7	36	15	2	17	-	10	10
Turkey	6	78	84	5	65	70	7	83	90
Venezuela	-	80	80	-	87	87	-	108	108

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Risk elements in lending

The Group’s loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the Securities and Exchange Commission (‘SEC’) in the US. The following table shows the estimated amount of loans which would be reported using the SEC’s classifications. The figures are stated before deducting the value of security held or related provisions.

	30 June 2004 £m	31 December 2003 £m	30 June 2003 £m

Loans accounted for on a non-accrual basis (2):
Domestic	3,442	3,221	3,404
Foreign	1,043	1,211	1,177

	4,485	4,432	4,581

Accruing loans which are contractually overdue
90 days or more as to principal or interest (3):
Domestic	554	561	306
Foreign	73	81	61

	627	642	367

Loans not included above which are ‘troubled
debt restructurings’ as defined by the SEC:
Domestic	38	53	96
Foreign	19	30	39

	57	83	135

Total risk elements in lending	5,169	5,157	5,083

Potential problem loans (4)
Domestic	319	492	871
Foreign	163	99	104

	482	591	975

Closing provisions for bad and doubtful debts
as a % of total risk elements in lending	78%	76%	78%

Closing provisions for bad and doubtful debts as a % of
total risk elements in lending and potential problem loans	71%	68%	65%

Risk elements in lending as a % of gross loans
and advances to customers	1.76%	2.01%	2.01%

Notes:

1)	For the analysis above, 'Domestic' consists of the United Kingdom domestic transactions of the Group. 'Foreign' comprises the Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.
2)	The Group’s UK banking subsidiary undertakings account for loans on a non-accrual basis from the point in time at which the collectability of interest is in significant doubt. Certain subsidiary undertakings of the Group generally account for loans on a non-accrual basis when interest or principal is past due 90 days.
3)	Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.
4)	Loans that are current as to payment of principal and interest but in respect of which management has serious doubts about the ability of the borrower to comply with contractual repayment terms. Substantial security is held in respect of these loans and appropriate provisions have already been made in accordance with the Group’s provisioning policy for bad and doubtful debts.

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Provisions for bad and doubtful debts

	First half 2004 £m	Full year 2003 £m	First half 2003 £m

Provisions at beginning of period	3,929	3,927	3,927
Currency translation and other adjustments	(42)	(62)	(6)
Acquisitions	100	50	10
Amounts written-off
- Domestic	(452)	(1,097)	(506)
- Foreign	(260)	(422)	(234)

	(712)	(1,519)	(740)

Recoveries
- Domestic	25	38	15
- Foreign	19	34	19

	44	72	34

Sub-total	3,319	2,468	3,225

Provisions charged against profit:
Net specific provisions
- Domestic	463	926	482
- Foreign	228	533	259

	691	1,459	741
General provision	28	2	5

Total bad and doubtful debt provisions charge to profit	719	1,461	746

Provisions at end of period	4,038	3,929	3,971

Provisions at end of period comprise:
Specific
- Domestic	2,232	2,097	2,227
- Foreign	1,255	1,266	1,140

Total specific provisions	3,487	3,363	3,367
General provisions	551	566	604

	4,038	3,929	3,971

The closing provisions include provision against loans and advances to banks of £6 million (31 December 2003 - £7 million; 30 June 2003 - £7 million).

THE ROYAL BANK OF SCOTLAND GROUP plc

MARKET RISK

The Group is exposed to market risk because of positions held in its trading portfolios and its non-trading business including the Group's treasury operations.

The Group manages the market risk in its trading and treasury portfolios through value-at-risk (VaR) limits as well as stress testing, scenario analysis and position and sensitivity limits. VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at a given confidence level. The Group's VaR should be interpreted in light of the limitations of the methodologies used. These limitations include:

•	Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.
•	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.
•	VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.
•	The Group largely computes the VaR of the trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group's intra-day exposure such as the calculation of VaR for selected portfolios.

These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated nor that losses in excess of the VaR amounts will not occur more frequently than once in 20 business days.

Trading

The principal focus of the Group’s trading activities is client facilitation – providing products to the Group’s client base at competitive prices. The Group also undertakes market making, arbitrage and proprietary trading. The main risk factors are interest rates credit spreads and foreign exchange.

The VaR for the Group’s trading portfolios segregated by type of market risk exposure is presented below.

	Period end	Maximum	Minimum	Average
	£m	£m	£m	£m

Interest rate (includes credit spreads)	13.7	14.1	6.9	10.1
Currency	0.9	1.9	0.6	1.0
Equity	0.4	2.1	0.3	0.9
Diversification effects	(1.9)

30 June 2004	13.1	13.6	6.4	9.5

31 December 2003	7.4	14.2	5.6	9.4

30 June 2003	11.5	12.8	8.0	10.8

THE ROYAL BANK OF SCOTLAND GROUP plc

MARKET RISK (continued)

Non-trading

The principal market risks arising from the Group’s non-trading activities are interest rate risk, currency risk and equity risk. Treasury activity and mismatches between the repricing of assets and liabilities in retail and corporate banking activities account for most of the non-trading interest rate risk. Non-trading currency risk derives from the Group’ s investments in overseas subsidiaries, associates and branches. The Group’s venture capital portfolio, investments held by its general insurance business and its strategic equity investments are the principal sources of non-trading equity risk.

•	Interest rate risk

Non-trading interest rate VaR for the Group’s treasury portfolios (see below) and retail and corporate banking activities was £64.3 million (31 December 2003 - £78.1 million; 30 June 2003 -£30.5 million). During the period, the maximum VaR was £80.0 million at 30 June 2004 (31 December 2003 - £78.1 million; 30 June 2003 - £52.7 million), the minimum £51.4 million (31 December 2003 and 30 June 2003 - £29.9 million) and the average £67.5 million (31 December -£51.7 million; 30 June 2003 - £39.8 million).

VaR for the Group’s treasury portfolios, which relates mainly to interest rate risk was £7.8 million at 30 June 2004 (31 December 2003 - £8.1 million; 30 June 2003 - £10.0 million). During the period the maximum VaR was £8.3 million (31 December 2003 - £11.0 million; 30 June 2003 - £10.0 million), the minimum £5.7 million (31 December 2003 and 30 June 2003 - £5.6 million) and the average £7.0 million (31 December 2003 - £8.3 million; 30 June 2003 - £7.3 million).

•	Currency risk

The table below sets out the Group's structural foreign currency exposures.

	30 June 2004			31 December 2003	30 June 2003

	Net investments in overseas operations £m	Foreign currency borrowings hedging net investments £m	Structural foreign currency exposures £m	Structural foreign currency exposures £m	Structural foreign currency exposures £m

US Dollar	7,741	5,554	2,187	131	95
Euro	1,871	1,214	657	596	523
Swiss franc	359	365	(6)	-	8
Other non-sterling	107	105	2	4	4

	10,078	7,238	2,840	731	630

The structural foreign currency exposure in US dollars has been established in order to reduce the sensitivity of the Group's Tier 1 capital ratio to possible movements in the exchange rate between the US dollar and sterling. The structural foreign currency exposure in euros is principally due to Ulster Bank running an open structural foreign exchange position to minimise the sensitivity of its capital ratios to possible movements in the Euro exchange rate against sterling.

•	Equity risk

The VaR of the equity element of this portfolio was £9.9 million at 30 June 2004 (31 December 2003 - £9.9 million; 30 June 2003 - £10.5 million). During the period, the maximum VaR was £10.1 million (31 December 2003 - £11.1 million; 30 June 2003 - £10.5 million), the minimum £9.8 million (31 December 2003 and 30 June 2003 - £8.3 million and the average £9.9 million (31 December 2003 - £9.6 million; 30 June 2003 - £9.2 million).

More details are set out in the Risk management section of the Group’s 2003 annual report on Form 20-F.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGULATORY RATIOS AND OTHER INFORMATION

	30 June 2004	31 December 2003	30 June 2003

Capital base (£m)
Ordinary shareholders’ funds and minority interests	17,268	13,235	13,321
Preference shares and tax deductible securities	6,048	6,164	6,137

Tier 1 capital	23,316	19,399	19,458
Tier 2 capital	17,252	16,439	14,941

	40,568	35,838	34,399
Less: investments in insurance companies, associated
undertakings and other supervisory deductions	(4,718)	(4,618)	(2,707)

	35,850	31,220	31,692

Weighted risk assets (£m)
Banking book
- on-balance sheet	232,600	214,400	209,500
- off-balance sheet	41,300	36,400	34,200
Trading book	13,700	12,900	13,400

	287,600	263,700	257,100

Risk asset ratio
- tier 1	8.1%	7.4%	7.6%
- total	12.5%	11.8%	12.3%

Share price	£15.88	£16.46	£17.00

Number of shares in issue	3,141m	2,963m	2,942m

Market capitalisation	£49.9bn	£48.8bn	£50.0bn

Net asset value per ordinary share	£9.40	£8.50	£8.67

Employee numbers
Corporate Banking and Financial Markets	16,100	15,900	16,100
Retail Banking*	30,600	31,100	30,400
Retail Direct	8,400	7,300	7,000
Manufacturing*	24,000	22,400	21,400
Wealth Management*	5,200	5,200	5,100
RBS Insurance*	19,500	18,800	10,800
Ulster Bank	5,200	4,400	4,500
Citizens	14,200	14,100	13,800
Centre	1,900	1,700	1,700

Group total	125,100	120,900	110,800

Acquisitions in the year ended 30 June 2004	(10,700)	(9,100)	-

Underlying	114,400	111,800	110,800

* prior periods have been restated to reflect the transfer in 2004 of certain activities from Wealth Management to Retail Banking and from RBS Insurance to Manufacturing.

THE ROYAL BANK OF SCOTLAND GROUP plc

ADDITIONAL FINANCIAL DATA FOR US INVESTORS

Reconciliation between UK and US GAAP

The Group prepares its financial statements in accordance with UK generally accepted accounting principles (“GAAP”) which differ in certain material respects from US GAAP. The significant differences are set out in our 2003 Form 20-F. The following tables summarise the significant adjustments, which would result from the application of US GAAP instead of UK GAAP.

Consolidated statement of income	First half 2004 £m	First half 2003 £m	Full year 2003 £m

Profit attributable to ordinary shareholders - UK GAAP	2,106	1,745	2,315
Amortisation of goodwill	375	366	721
Pension costs	(138)	(168)	(369)
Securities, derivatives and hedging	278	(243)	281
Software development costs	(81)	(123)	(300)
Others (net)	(168)	(56)	(258)
Taxation	18	160	174

Net income available for ordinary shareholders - US GAAP	2,390	1,681	2,564

Consolidated shareholders' equity	30 June 2004 £m	31 December 2003 £m	30 June 2003 £m

Shareholders’ funds - UK GAAP	32,408	28,099	28,614
Goodwill	2,597	2,222	1,867
Proposed dividend	529	1,059	431
Recognition of pension scheme minimum liability	-	-	(3,393)
Perpetual regulatory tier one securities	668	678	733
Securities, derivatives and hedging	(49)	393	790
Software development costs	579	660	837
Pension costs	(165)	(27)	174
Taxation	69	(166)	565
Others (net)	(743)	(575)	(442)

Shareholders’ equity - US GAAP	35,893	32,343	30,176

Total assets

Total assets under US GAAP, which include acceptances and the grossing-up of certain repurchase balances offset under UK GAAP, together with the effect of adjustments made to net income and shareholders’ equity were £556 billion (31 December 2003 - £488 billion; 30 June 2003 - £472 billion).

THE ROYAL BANK OF SCOTLAND GROUP plc

ADDITIONAL FINANCIAL DATA FOR US INVESTORS (continued)

Earnings per share

Basic and diluted earnings per share ("EPS") under US GAAP differs from UK GAAP only to the extent that the income calculated under US GAAP differs from that under UK GAAP.

	First half 2004			First half 2003			Full year 2003

	Income £m	No. of shares million	Per share amount Pence	Income £m	No. of shares million	Per share amount Pence	Income £m	No. of shares million	Per share amount Pence

Basic EPS	2,390	3,013	79.3	1,681	2,908	57.8	2,564	2,931	87.5
Dilutive effect of share
options outstanding	-	18	(0.4)	-	26	(0.5)	-	22	(0.7)

Diluted EPS	2,390	3,031	78.9	1,681	2,934	57.3	2,564	2,953	86.8

Convertible preference shares totalling £200 million (2003 – £200 million), €750 million (2003 – €750 million) and $1,900 million (2003 – $1,900 million) have not been included in the computation of diluted earnings per share as their effect is anti-dilutive. Interest payments on the $1,200 million (2003 – $1,200 million) perpetual regulatory securities may be settled by the issue of ordinary shares at the option of the company and have not been included in the computation of diluted earnings per share as their effect is also anti-dilutive.

Outstanding options to purchase shares are excluded from the computation of diluted EPS where the exercise prices of the options are greater than the average market price of the ordinary shares during the relevant period. At 30 June 2004, there were 4.4 million such options outstanding (30 June 2003 – 16.4 million; 31 December 2003 – 5.2 million).

THE ROYAL BANK OF SCOTLAND GROUP plc

ADDITIONAL FINANCIAL DATA FOR US INVESTORS (continued)

Stock based compensation

If the compensation cost for the share option schemes had been determined on the fair value at the grant dates consistent with the fair value of SFAS 123, net income and earnings per share as adjusted to include stock compensation would have been as follows:

	First half 2004 £m	First half 2003 £m	Full year 2003 £m

Net income under US GAAP
As reported	2,390	1,681	2,564
Adjusted to include stock compensation	2,364	1,641	2,503

Basic earnings per share under US GAAP
As reported	79.3p	57.8p	87.5p
Adjusted to include stock compensation	78.5p	56.4p	85.4p

Diluted earnings per share under US GAAP
As reported	78.9p	57.3p	86.8p
Adjusted to include stock compensation	78.0p	55.9p	84.8p

Intangible fixed assets other than goodwill

A summary of the carrying value of intangible assets other than goodwill is as follows:

	30 June 2004			31 December 2003			30 June 2003

	Gross carrying amount £m	Accumulated amortisation £m	Net carrying amount £m	Gross carrying amount £m	Accumulated amortisation £m	Net carrying amount £m	Gross carrying amount £m	Accumulated amortisation £m	Net carrying amount £m

Core deposit
intangibles	458	(173)	285	459	(149)	310	473	(126)	347
Customer
relationships	187	(17)	170	128	(6)	122	-	-	-
Other Brands	338	-	338	338	-	338	-	-	-

	983	(190)	793	925	(155)	770	473	(126)	347

The weighted average amortisation period of intangible assets other than goodwill are:

Years
Core deposit intangibles	7
Customer relationships	9
Other Brands	-

Amortisation charge on intangibles during the first half of 2004 was £38 million (year ended 31 December 2003 - £62 million; six months ended 30 June 2003 - £26 million). The Group estimates that the annual amortisation expense on the intangibles for the next five years will be:

£m
2004	76
2005	76
2006	76
2007	76
2008	74

THE ROYAL BANK OF SCOTLAND GROUP plc

ADDITIONAL FINANCIAL DATA FOR US INVESTORS (continued)

Segmental analysis of goodwill (UK GAAP)

	CBFM	Retail Banking	Retail Direct	Wealth Mgmt	RBS Ins	Ulster Bank	Citizens	Centre	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Cost:
At 1 January 2004	191	-	114	153	1,011	-	2,668	11,621	15,758
Currency translation and
other adjustments	(2)	-	1	(4)	-	(22)	(41)	-	(68)
Arising on acquisitions
during the period	3	94	282	3	-	489	63	-	934

At 30 June 2004	192	94	397	152	1,011	467	2,690	11,621	16,624

Amortisation:
At 1 January 2004	14	-	6	1	69	-	331	2,206	2,627
Currency translation and
other adjustments	-	-	-	-	-	-	(5)	-	(5)
Charge for the period	5	-	7	3	27	12	67	292	413

At 30 June 2004	19	-	13	4	96	12	393	2,498	3,035

Net Book Value:
At 30 June 2004	173	94	384	148	915	455	2,297	9,123	13,589

At 31 December 2003	177	-	108	152	942	-	2,337	9,415	13,131

Contingent liabilities, commitments and contractual obligations

	30 June 2004					31 December 2003	30 June 2003

	Less than 1 year	More than 1 year but less than 3 years	More than 3 years but less than 5 years	Over 5 years	Total	Total	Total
	£m	£m	£m	£m	£m	£m	£m

Contingent liabilities
Acceptances and endorsements	349	-	-	-	349	595	2,268
Guarantees and assets pledged
as collateral security	4,275	1,550	828	2,219	8,872	8,787	5,683
Other contingent liabilities	2,531	753	354	2,189	5,827	5,482	8,232

Total	7,155	2,303	1,182	4,408	15,048	14,864	16,183

Commitments
Documentary credits and other short-
term trade related transactions	339	218	1	60	618	605	244
Undrawn formal standby
facilities, credit lines and other
commitments to lend	103,338	18,895	18,323	15,170	155,726	137,251	121,515
Other commitments	1,317	596	11	-	1,924	1,837	991

Total	104,994	19,709	18,335	15,230	158,268	139,693	122,750

Contractual cash obligations
Dated loan capital	846	510	1,283	7,019	9,658	9,312	8,151
Operating leases	316	589	550	2,427	3,882	3,299	3,677
Finance leases	16	40	8	127	191	182	209
Unconditional obligations to
purchase goods or services	567	119	8	-	694	875	886

Total	1,745	1,258	1,849	9,573	14,425	13,668	12,923

In May 2004, Citizens announced the acquisition of Charter One Financial Inc, for a cash consideration of approximately $10.5 billion. This transaction is subject to regulatory and Charter One shareholder approval and is expected to be completed by the fourth quarter of 2004.

THE ROYAL BANK OF SCOTLAND GROUP plc

ADDITIONAL FINANCIAL DATA FOR US INVESTORS (continued)

Pensions

	First half 2004 £m	First half 2003 £m	Full year 2003 £m

Service cost	192	151	340
Interest cost	382	353	706
Expected return on plan assets	(415)	(378)	(757)
Amortisation of prior service cost	1	1	1
Amortisation of net loss	131	287	287
Amortisation of net transition asset	(4)	(4)	(8)

Net periodic pension cost	287	266	569

Contribution to the Group’s main pension scheme for the six months ended 30 June 2004 were £73 million. The triennial actuarial valuation of this scheme is currently in progress and the amount of any contributions for the six months to 31 December 2004 will be determined once the valuation has been finalised.

Selected financial data

The dollar financial information included below has been translated for convenience at the rate of £1.00 to US$1.8126, the Noon Buying Rate on 30 June 2004.

Profit and loss account data

	First half 2004		First half 2003	Full year 2003
	$m	£m	£m	£m
Amounts in accordance with UK GAAP
Total income	19,830	10,940	9,080	19,229
Expenses	12,341	6,808	5,442	11,576
Provisions	1,361	751	742	1,494

Profit before tax	6,128	3,381	2,896	6,159
Tax	1,899	1,048	927	1,910
Minority interests	202	111	87	210
Non-equity dividends	210	116	137	1,724

Profit attributable to ordinary shareholders	3,817	2,106	1,745	2,315

Ordinary dividends
Interim	30.5c	16.8p	14.6p	14.6p
Proposed final	-	-	-	35.7p

	30.5c	16.8p	14.6p	50.3p

Amounts in accordance with US GAAP
Net income available for ordinary shareholders	4,332	2,390	1,681	2,564

THE ROYAL BANK OF SCOTLAND GROUP plc

ADDITIONAL FINANCIAL DATA FOR US INVESTORS (continued)

Balance sheet data

	30 June 2004		31 December 2003	30 June 2003
Amounts in accordance with UK GAAP	$m	£m	£m	£m

Loans and advances	634,965	350,306	304,422	293,649
Debt securities and equity shares	166,991	92,128	82,249	75,478
Other assets	138,925	76,644	68,604	80,018

Total assets	940,881	519,078	455,275	449,145

Shareholders' funds	58,743	32,408	28,099	28,614
Minority interests	4,867	2,685	2,713	2,421
Subordinated liabilities	32,322	17,832	16,998	15,696

Total capital resources	95,932	52,925	47,810	46,731
Deposits - banks and customers	612,784	338,069	304,286	287,736
Other liabilities	232,165	128,084	103,179	114,678

Total liabilities	940,881	519,078	455,275	449,145

Amounts in accordance with US GAAP
Shareholders equity	65,060	35,893	32,343	30,176
Total assets	1,007,586	555,879	488,287	472,467

THE ROYAL BANK OF SCOTLAND GROUP plc

ADDITIONAL FINANCIAL DATA FOR US INVESTORS (continued)

Selected financial data (continued)

Other financial data

	30 June 2004		30 June 2003		31 December 2003

Based upon UK GAAP
Earnings per ordinary share	69.9	p	60.0	p	79.0	p
Diluted earnings per ordinary share	69.5	p	59.5	p	78.4	p
Dividends per ordinary share	16.8	p	14.6	p	50.3	p
Return on average total assets*	0.87%		0.81%		0.52%
Return on average equity shareholders' funds*	15.7%		14.3%		9.30%
Ratio of earnings to fixed charges and preference dividends
- including interest on deposits	1.95		1.90		1.97
- excluding interest on deposits	7.39		6.97		7.16
Ratio of earnings to fixed charges only
- including interest on deposits	2.02		1.99		2.05
- excluding interest on deposits	9.56		9.91		9.85

Based upon US GAAP
Earnings per ordinary share	79.3	p	57.8	p	87.5	p
Diluted earnings per ordinary share	78.9	p	57.3	p	86.8	p
Dividends per ordinary share	35.7	p	31.0	p	45.6	p
Return on average total assets*	0.92%		0.78%		0.55%
Return on average equity shareholders' funds*	17.5%		12.2%		9.5%
Ratio of earnings to fixed charges and preference dividends
- including interest on deposits	2.02		1.83		1.98
- excluding interest on deposits	7.90		6.49		7.24
Ratio of earnings to fixed charges only
- including interest on deposits	2.09		1.92		2.07
- excluding interest on deposits	10.22		9.22		9.96

*30 June 2004 and 30 June 2003 have been annualized.

THE ROYAL BANK OF SCOTLAND GROUP plc

FORWARD-LOOKING STATEMENTS

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, 'optimistic', 'prospects' and similar expressions or variations on such expressions and sections such as ‘Group Chief Executive’s review’ and ‘Financial review'.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

THE ROYAL BANK OF SCOTLAND GROUP plc

RESTATEMENTS

During the first half of 2004, a number of activities were transferred between divisions. The Affluent Banking business was transferred from Wealth Management to Retail Banking; further activities were transferred from Retail Direct, Wealth Management and RBS Insurance to Manufacturing; and, within RBS Insurance, certain income has been re-classified from net fees and commissions to insurance premium income in order to conform the accounting policies of Direct Line and Churchill.

	First half 2003			Full year 2003
	Previously reported	Transfer	Restated	Previously reported	Transfer	Restated
	£m	£m	£m	£m	£m	£m

Retail Banking
- Net interest income	1,433	4	1,437	2,951	8	2,959
- Non-interest income	703	28	731	1,452	62	1,514
- Staff costs	373	8	381	777	16	793
- Other costs	93	5	98	227	10	237
Contribution	1,535	19	1,554	3,126	44	3,170

Retail Direct
- Other costs	213	(4)	209	454	(8)	446
Contribution	407	4	411	873	8	881

Manufacturing
- Staff costs	287	6	293	625	19	644
- Other costs	613	56	669	1,250	139	1,389
Contribution	(900)	(62)	(962)	(1,875)	(158)	(2,033)

Wealth Management
- Net interest income	225	(4)	221	465	(8)	457
- Non-interest income	204	(28)	176	414	(62)	352
- Staff costs	139	(8)	131	275	(16)	259
- Other costs	74	(9)	65	157	(18)	139
Contribution	219	(15)	204	438	(36)	402

RBS Insurance
- Insurance premium income	1,149	28	1,177	3,061	62	3,123
- Net fees and commissions	21	(28)	(7)	(99)	(62)	(161)
- Staff costs	96	(6)	90	241	(19)	222
- Other costs	147	(47)	100	341	(122)	219
Contribution	202	53	255	468	141	609

Group profit is unaffected by these changes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc
Registrant

/s/ Fred Watt
Fred Watt
Group Finance Director
12 August 2004